VIA EDGAR

June 2, 2014

Mr. Brian R. Cascio

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Form 10-K for the fiscal year ended December 31, 2013, filed February 19, 2014

File No. 001-06926

Dear Mr. Cascio:

Reference is made to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 21, 2014, concerning C. R. Bard, Inc.’s (the “company’s”) Form 10-K for the fiscal year ended December 31, 2013. This letter is in response to the Staff’s comment letter. For ease of reference, we set forth the Staff’s comments below in bold and the company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 10. Commitments and Contingencies, page II-44

Litigation Reserves, page II-49

1.	We note the significant increase in receivables related to product liability matters at December 31, 2013 compared to the prior year. We also note the disclosure on page II-50 that a substantial amount of these receivable[s] is the subject of a dispute but that you believe they will be collected. Please tell us the nature of these receivables, the legal matters that they relate to and the reason for the significant increase in the current year. Please also tell us your accounting basis for recognizing the receivables in your financial statements and clarify how you determined that collection is probable.

Description of the nature of these receivables, the legal matters to which they relate and the reason for the significant increase in the current year.

As disclosed in our Form 10-K for the year ending December 31, 2013 (“2013 Form 10-K”), the company recorded receivables related to product liability matters amounting to $234.9 million and $45.6 million at December 31, 2013 and 2012, respectively, of which a substantial amount of the receivables at December 31, 2013 is the subject of a dispute with one of the company’s suppliers. Pursuant to agreements with the supplier, the company has distributed certain products that are the subject of approximately 54% of the pending Women’s Health Product Claims. In connection with these agreements, the company is indemnified by the supplier for any liabilities of the company arising from product liability claims relating to any alleged product defect, one of the theories on which the Women’s Health Product claims are based. This dispute with the supplier relates to the company’s belief (which is supported by a legal opinion from outside counsel) that the supplier has a contractual obligation to defend and indemnify the company with respect to the product defect claims. The supplier has contested, at least in part, its obligation to defend and indemnify the company, which the company refutes.

The reason for the significant increase of these receivables at December 31, 2013 relates to the increase in the number of the claims for which the company believes it is indemnified. Those additional claims also accounted in part for the increase in the product liability accruals.

Our accounting basis for recognizing the receivables in our financial statements and how we determined that collection is probable.

As set forth in our disclosure, the company determined that collection of these amounts is probable and appropriately recorded as a receivable after considering the nature of the claims, the relevant contracts, relevant factual and legal issues, and the advice and judgment of outside legal counsel, including a legal opinion, and other pertinent factors. In addition, the company believes the supplier is creditworthy. The company made the determination that collecting the receivable is probable and that the receivable is appropriately recorded in the company’s financial statements in accordance with United States generally accepted accounting principles, including the guidance contained within FASB ASC Section 410-30-35.

2.	We see that you have increased your accrual for product liability and other legal matters by approximately $504 million at December 31, 2013 compared to the prior year and that you are unable to estimate the reasonably possible losses or range of losses for certain product liability matters and other legal matters. We also note the significant increase in product liability lawsuits involving individual claims disclosed on page II-45. Please explain to us how you determined that the increase in your accrual for product liability was sufficient considering the significant increase in individual claims as of December 31, 2013. Please also explain to us for each material matter, what specific factors are causing the inability to estimate the loss or range of losses, when you expect those factors to be alleviated and clarify for which matters you are able to develop reasonable estimates.

How we determined that the increase in our accrual was sufficient considering the significant increase in individual claims as of December 31, 2013.

As disclosed in our 2013 Form 10-K, the company recorded a charge, net of estimated recoveries, of approximately $293 million in the second quarter of 2013 related to product liability matters referred to in our public disclosures as the Hernia Product Claims, the Women’s Health Product Claims and the Filter Product Claims (collectively the “Product Liability Matters”). The company determined this charge after evaluating the Product Liability Matters based on information then currently available, including but not limited to: the allegations and documentation supporting or refuting such allegations; publicly available information regarding similar medical device mass tort settlements; historical information regarding other product liability settlements involving the company; and the procedural posture and stage of litigation.

The company recorded an additional charge, net of estimated recoveries, of approximately $108 million in the fourth quarter of 2013, which recognized the estimated additional costs for certain of these product liability matters, including asserted and unasserted claims, and costs to administer the settlements related to such matters. The company determined that these increases in accruals were sufficient and appropriate in accordance with FASB ASC 450 at the time based on information then currently available (including the increase in the number of claims, the estimate of unasserted claims, the settlement of claims both by the company and by other manufacturers subject to product liability claims with respect to similar products and settlements subject to negotiation during the quarter). These charges exclude any costs associated with all but one putative class action lawsuit.

The specific factors for each material matter that are causing the inability to estimate the loss or range of losses, when we expect those factors to be alleviated and a clarification explaining for which matters we are able to develop reasonable estimates.

The company accounts for estimated losses with respect to legal proceedings and claims when such losses are probable and reasonably estimable. If the estimate of a probable loss is a range and no amount within the range is more likely, the company accrues the minimum amount of the range. The company reviews the relevant factors (such as the factors noted above for the Product Liability Matters) at the end of each quarter and based on that review records the reserve that it believes is a reasonable estimate of the liability at the time in accordance with United States generally accepted accounting principles. The company at the time the 2013 Form 10-K was filed did not believe that it reasonably could estimate the range of potential liability for certain of the Product Liability Matters and as a result it could not estimate any particular point in the range of potential liability with a greater degree of certainty than its then current estimate of the potential liability. For certain of the Product Liability Matters, the company was unable at the time to estimate the range of reasonably possible losses for any amount in excess of the current reserve for the following reasons: (i) certain of the proceedings were in early stages; (ii) the company had not received and reviewed complete information regarding all or certain of the plaintiffs and their medical conditions; and/or (iii) there are significant factual and legal issues to be resolved. In addition, as of December 31, 2013 the company with respect to certain of the Product Liability Matters had not entered into a significant number of settlements that it believed were representative of the vast majority of the claims pending for those matters. As disclosed by the company in the notes to its financial statements in the 2013 Form 10-K, the company cannot give any assurances that the actual costs incurred with respect to these Product Liability Matters will not exceed the related amounts accrued.

As noted above, the charges related to the Product Liability Matters exclude any costs associated with a total of 11 putative class action lawsuits: two related to Hernia Product Claims and nine related to Women’s Health Product Claims. The company is unable to estimate the range of reasonably possible losses for these putative class action lawsuits for the following reasons: (i) all or certain of the proceedings are in early stages; (ii) the company has not received and reviewed complete information regarding all or certain of the plaintiffs and their medical conditions; and/or (iii) there are significant factual and legal issues to be resolved.

In response to the Staff’s comment, the company intends to include additional disclosure in our Form 10-Q for the quarter ending June 30, 2014 to the effect that with respect to the Civil Investigation Demands from a number of State Attorneys General, as described in our 2013 Form 10-K, as to which the company is unable to estimate a range of reasonably possible losses for the following reasons: (i) all or certain of the proceedings are in early stages; and/or (ii) there are significant factual issues to be resolved.

The company is unable to predict when these factors or reasons may be alleviated and is not able to develop reasonable estimates at this time for the above matters, but the company routinely evaluates its product liability and other legal matters as noted above.

* * * * *

As requested by the Staff, the company acknowledges that, with respect to filings made by the company:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Christopher S. Holland
Christopher S. Holland
Senior Vice President and
Chief Financial Officer